2135 American Way Chamblee, Georgia 30341

June 3, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Laura Nicholson

Re:	Wheels Up Experience Inc. Registration Statement on Form S-3 (File No. 333-296202) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Wheels Up Experience Inc. (the “Company”) hereby requests that the Securities and Exchange Commission accelerate the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-296202) (the “Registration Statement”) so that the Registration Statement will become effective at 4:30 p.m., Eastern Time, on Friday, June 5, 2026, or as soon thereafter as is practicable. The Company hereby authorizes Steven Khadavi or Heather M. Ducat, both of whom are attorneys at the Company’s outside legal counsel, Troutman Pepper Locke LLP, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Mr. Khadavi at (212) 704-6207 or Ms. Ducat at (404) 885-3613. Thank you for your assistance in this matter.

Very truly yours,

WHEELS UP EXPERIENCE INC.

By:	/s/ Matthew J. Knopf
Name: Matthew J. Knopf
Title: Chief Legal Officer & Secretary

Cc: Steven Khadavi, Troutman Pepper Locke LLP

Heather M. Ducat, Troutman Pepper Locke LLP

Mark Sorensen, SVP, Deputy General Counsel - Wheels Up

Oliver Fankhauser, Senior Director, Corporate Counsel - Wheels Up